Exhibit 12.1

ASAT Holdings Limited

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands except ratio)

	Fiscal year ended April 30,					Six Months Ended October 31,
	2005	2004	2003	2002	2001	2005
Fixed charges:
Interest expenses	15,046	15,425	13,652	14,246	18,119	7,701
Estimated interest within rental expenses	1,500	1,800	1,667	1,967	3,312	849

Total fixed charges	16,546	17,225	15,319	16,213	21,431	8,550

Earnings:
(Loss) Income before income taxes	(59,677)	(16,713)	(114,253)	(113,787)	24,770	(19,429)
Fixed charges	16,546	17,225	15,319	16,213	21,431	8,550

Total earnings (loss) for computation of ratio	(43,131)	512	(98,934)	(97,574)	46,201	(10,879)

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	—	—	2.16	—

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by fixed charges. For the purposes of calculating the ratios, “earnings” is the sum of income (loss) before income taxes plus fixed charges, and “fixed charges” consist of interest expense, amortization of debt discount, debt issuance costs and that portion of operating lease rental expense that is representative of the interest. Due to the Company’s losses in the fiscal years ended April 30, 2005, 2004, 2003 and 2002 and for the six months ended October 31, 2005, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $59,677 thousand, $16,713 thousand, $114,253 thousand, $113,787 thousand, $19,429 thousand for the fiscal years ended April 30, 2005, 2004, 2003 and 2002 and for the six months ended October 31, 2005, respectively, to achieve a coverage of 1:1.

The Company did not incur or pay any preferred stock dividends in the above presented periods.